 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)1

Eastside Distilling, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

277802401
(CUSIP Number)

September 5, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,808
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		4,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,808*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than one percent*
12	TYPE OF REPORTING PERSON

	PN

* Does not consist of (i) 550,306 shares of the Issuer’s Common Stock, par value $0.0001 (the “Common Stock”), issuable to Bigger Capital upon conversion of shares of the Issuer’s Series D Preferred Stock, $0.0001 par value per share (“Series D Preferred Stock”), because the shares of Series D Preferred Stock are subject to a 9.99% blocker and (ii) 400,000 shares of Common Stock issuable to Bigger Capital upon conversion of shares of the Issuer’s Series E Preferred Stock, $0.0001 par value per share (“Series E Preferred Stock”), because the shares of Series E Preferred Stock are subject to a 9.99% blocker.

2

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,808
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		4,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,808*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than one percent*
12	TYPE OF REPORTING PERSON

	OO

* Does not consist of (i) 550,306 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% blocker and (ii) 400,000 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% blocker.

3

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,808
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		4,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,808*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than one percent*
12	TYPE OF REPORTING PERSON

	PN

* Does not consist of (i) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% blocker and (ii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% blocker.

4

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,808
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		4,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,808*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than one percent*
12	TYPE OF REPORTING PERSON

	PN

* Does not consist of (i) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% blocker and (ii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% blocker.

5

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,808
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		4,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,808*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than one percent*
12	TYPE OF REPORTING PERSON

	OO

* Does not consist of (i) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% blocker and (ii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% blocker.

6

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		4,808
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		4,808
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,808*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	Less than one percent*
12	TYPE OF REPORTING PERSON

	OO

* Does not consist of (i) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% blocker and (ii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% blocker.

7

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	The B.A.D. Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		382,250
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		382,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	382,250*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%*
12	TYPE OF REPORTING PERSON

	OO

* Does not consist of 291,324 shares of Common Stock issuable to B.A.D. upon conversion of the Issuer’s Series C Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”), because the Series C Preferred Stock is subject to a 9.99% blocker.

8

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	Bigger Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		382,250
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		382,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	382,250*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.7%*
12	TYPE OF REPORTING PERSON

	OO

* Does not consist of 291,324 shares of Common Stock issuable to B.A.D. upon conversion of shares of the Series C Preferred Stock because the Series C Preferred Stock is subject to a 9.99% blocker.

9

CUSIP No. 277802401

1	NAME OF REPORTING PERSON

	Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		391,866
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		391,866
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	391,866*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99%*
12	TYPE OF REPORTING PERSON

	IN

* Consists of (i) 4,808 shares of Common Stock owned by Bigger Capital, (ii) 4,808 shares of Common Stock owned by District 2 CF and (iii) 382,250 shares of Common Stock owned by B.A.D. Does not consist of (a) 550,306 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% blocker, (b) 400,000 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% blocker, (c) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% blocker, (d) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% blocker, and (e) 291,324 shares of Common Stock issuable to B.A.D. upon conversion of shares of the Series C Preferred Stock because the Series C Preferred Stock is subject to a 9.99% blocker.

10

CUSIP No. 277802401

Item 1(a).	Name of Issuer:

Eastside Distilling, Inc., a Nevada corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2321 NE Argyle Street, Unit D

Portland, Oregon 97211

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

11700 W Charleston Blvd. 170-659

Las Vegas, NV 89135

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

14 Wall Street, 2nd Floor

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

14 Wall Street, 2nd Floor

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

14 Wall Street, 2nd Floor

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

14 Wall Street, 2nd Floor

Huntington, NY 11743

Citizenship: Delaware

The B.A.D. Company, LLC (“B.A.D.”)

11700 W Charleston Blvd. 170-659

Las Vegas, NV 89135

Citizenship: Delaware

Bigger Capital, LLC

11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Citizenship: Delaware

11

CUSIP No. 277802401

Michael Bigger

11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value.

Item 2(e).	CUSIP Number:

277802401

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

12

CUSIP No. 277802401

Item 4.	Ownership
(a)	Amount beneficially owned:

As of October 21, 2024, Bigger Capital beneficially owned 4,808 shares of Common Stock. Does not consist of (i) 550,306 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% beneficial ownership limitation and (ii) 400,000 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 4,808 shares of Common Stock owned by Bigger Capital. Does not consist of (i) 550,306 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% beneficial ownership limitation and (ii) 400,000 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% beneficial ownership limitation.

As of October 21, 2024, District 2 CF beneficially owned 4,808 shares of Common Stock. Does not consist of (i) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% beneficial ownership limitation and (ii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 4,808 shares of Common Stock owned by District 2 CF. Does not consist of (i) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% beneficial ownership limitation and (ii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% beneficial ownership limitation.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 4,808 shares of Common Stock owned by District 2 CF. Does not consist of (i) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% beneficial ownership limitation and (ii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% beneficial ownership limitation.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 4,808 shares of Common Stock owned by District 2 CF. Does not consist of (i) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% beneficial ownership limitation and (ii) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% beneficial ownership limitation.

As of October 21, 2024, B.A.D. beneficially owned 382,250 shares of Common Stock. Does not consist of 291,324 shares of Common Stock issuable to B.A.D. upon conversion of Series C Preferred Stock because the Series C Preferred Stock is subject to a 9.99% beneficial ownership limitation.

13

CUSIP No. 277802401

Bigger Capital, LLC, as the manager of B.A.D., may be deemed to beneficially own the 382,250 shares of Common Stock owned by B.A.D. Does not consist of 291,324 shares of Common Stock issuable to B.A.D. upon conversion of Series C Preferred Stock because the Series C Preferred Stock is subject to a 9.99% beneficial ownership limitation.

Mr. Bigger, as the managing member of Bigger GP, the managing member of District 2 Holdings and the managing member of Bigger Capital, LLC, may be deemed to beneficially own the (i) 4,808 shares of Common Stock owned by Bigger Capital, (ii) 4,808 shares of Common Stock owned by District 2 CF and (iii) 382,250 shares of Common Stock owned by B.A.D. Does not consist of (a) 550,306 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% beneficial ownership limitation, (b) 400,000 shares of Common Stock issuable to Bigger Capital upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% beneficial ownership limitation, (c) 868,994 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series D Preferred Stock because the shares of Series D Preferred Stock are subject to a 9.99% beneficial ownership limitation, (d) 600,000 shares of Common Stock issuable to District 2 CF upon conversion of shares of Series E Preferred Stock because the shares of Series E Preferred Stock are subject to a 9.99% beneficial ownership limitation, and (e) 291,324 shares of Common Stock issuable to B.A.D. upon conversion of shares of the Series C Preferred Stock because the Series C Preferred Stock is subject to a 9.99% beneficial ownership limitation.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person or any other person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. Each of Bigger Capital, LLC and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by B.A.D. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 3,540,625 shares of Common Stock outstanding as of October 7, 2024 as disclosed in a certain Amendment No. 1 to the Agreement and Plan of Merger and Reorganization, by and among the Issuer, East Acquisition Sub, Inc. and Beeline Financial Holdings, Inc., filed in the Issuer’s Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 7, 2024.

As of the close of business on October 21, 2024, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own less than one percent of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own less than one percent of the outstanding shares of Common Stock, (iii) B.A.D. and Bigger Capital, LLC may be deemed to beneficially own approximately 9.7% of the outstanding shares of Common Stock and (iv) Mr. Bigger may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock.

14

CUSIP No. 277802401

Pursuant to the terms of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, the Reporting Persons cannot convert the Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own after any such conversion more than 9.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person as well as in this Item 4(b) gives effect to the Blockers. Consequently, as of October 21, 2024, the Reporting Persons were not able to convert the Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock due to the Blockers.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF. Bigger Capital, LLC and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by B.A.D.

The members of The B.A.D. Company, LLC are Bigger Capital, District 2 CF, Aegis Security Insurance Company and LD Investments, LLC. The Manager of The B.A.D. Company, LLC is Bigger Capital, LLC. Aegis Security Insurance Company (“Aegis”) and LD Investments, LLC (“LDI”) each have a pecuniary interest in the securities owned by B.A.D., but do not have the authority to exercise voting or dispositive power over the securities owned by B.A.D. In addition, Bigger Capital, District 2 CF, Bigger Capital, LLC and Mr. Bigger do not have any interest in any of the securities owned by either of Aegis or LDI. Due to Aegis’ and LDI’s pecuniary interest in the securities owned by B.A.D., they could be deemed members of a group, but shall not be deemed a member of the group of the Reporting Persons indicated in this filing.

15

CUSIP No. 277802401

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 previously filed with Amendment No. 3 to the Schedule 13G filed by the Reporting Persons on October 10, 2023.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

16

CUSIP No. 277802401

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2024

BIGGER CAPITAL FUND, LP			BIGGER CAPITAL FUND GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner		By:	/s/ Michael Bigger
				Name:	Michael Bigger
By:	/s/ Michael Bigger			Title:	Managing Member
	Name:	Michael Bigger
	Title:	Managing Member
DISTRICT 2 CAPITAL LP

DISTRICT 2 CAPITAL FUND LP			By:	District 2 Holdings LLC, its general partner

By:	District 2 GP LLC, its general partner		By:	/s/ Michael Bigger
By:	District 2 Holdings LLC, its managing member			Name:	Michael Bigger
				Title:	Managing Member
By:	/s/ Michael Bigger
	Name:	Michael Bigger
	Title:	Managing Member	DISTRICT 2 HOLDINGS LLC

			By:	/s/ Michael Bigger
DISTRICT 2 GP LLC				Name:	Michael Bigger
				Title:	Managing Member
By:	District 2 Holdings LLC, its managing member

By:	/s/ Michael Bigger		BIGGER CAPITAL, LLC
	Name:	Michael Bigger
	Title:	Managing Member	By:	/s/ Michael Bigger
				Name:	Michael Bigger
				Title:	Managing Member
THE B.A.D. COMPANY, LLC

By:	Bigger Capital, LLC, its manager		/s/ Michael Bigger
MICHAEL BIGGER
By:	/s/ Michael Bigger
	Name:	Michael Bigger
	Title:	Managing Member

17